Emeco Holdings Limited

08005175

22 September 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – Notice of initial substantial holder – Franklin Resources Inc and its affiliates*
2. *Market Announcement – Initial Director's Interest Notice – John Cahill*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M.Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services

Encl

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	22-Sep-2008
Time	08:25:27
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company
Name/Scheme: Emeco Holdings Limited

ACN/ARBN: 112 188 815

1. Details of substantial holder (1)

Name: Franklin Resources, Inc. and its affiliates
ACN (if applicable): N/A

The holder became a substantial holder on September 18, 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Shares	33,210,863	5.26%	5.26%*

*Based on shares outstanding of 631,237,586

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Name of relevant interest (7)	Class and number of securities
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure B, item 1	See Annexure B, item 6	See Annexure B, item 8	See Annexure B, items 3,7 & 9

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
See Annexure B, item 1	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 5	See Annexure B, item 3

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
The persons referred to in paragraph 1 of Annexure A are associates of Franklin Resources, Inc. by virtue of being a related body.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See annexure A

Signature

print name Lori A. Weber

Capacity: Assistant Secretary, Franklin Resources, Inc.

sign here ____________________

date September 19, 2008

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Capital Group	1800 Gateway Drive San Mateo, CA 94404
Franklin Agency Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Capital Corporation	47 West 200 South, Suite 500 Salt Lake City, UT 84104-1621
Franklin Advisers Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Bank & Trust, F.S.B.	2302 President's Drive, Suite F Salt Lake City, Utah, UT 84120
Franklin Investment Advisory Services Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403
Templeton Worldwide Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Companies, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Services, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Investor Services, LLC	10600 White Rock Road Rancho Cordova, CA 95670-6032
Franklin Templeton Travel, Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Distributors, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Properties, Inc	1800 Gateway Drive San Mateo, CA 94404
Templeton Funds Annuity Company	700 Central Avenue St. Petersburg, FL 33733
FCC Receivables Corporation	One Franklin Parkway San Mateo, CA 94403
Franklin Receivables, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway Short Hills, NJ 07078
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Templeton Investment Counsel, LLC	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Templeton Asset Management Ltd.	7 Temasek Boulevard #38-03 Suntec Tower One, Singapore, 038987
Franklin Templeton Italia S.G.R.p.A	Corso Italia, 1 20122 Milano, Italy
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Templeton International, Inc.	500 East Broward Boulevard, Suite 2100

	Fort Lauderdale, FL 33394-3091
Franklin Templeton Investment Services GmbH	Mainzer Landstr. 16 D-60325 Frankfurt-am-Main, Germany
Franklin Templeton Switzerland Limited	Bahnhofstrasse 22 CH-8022 Zurich, Switzerland
Franklin Templeton France SA/ Franklin Templeton Asset Management SA	16-18 Avenue George V 75008 Paris, France
Franklin Templeton Investments Corp	5000 Younge Street Toronto, ON, Canada, M2N 0A7
Templeton Heritage Limited	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe 41 Cedar House Avenue P.O. Box HM 1179, Hamilton HM EX, Bermuda
Happy Dragon Holdings Limited	P.O. Box 71, Road Town Tortola, British Virgin Islands
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd. Carmel, CA 93923
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Templeton do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404 Rio de Janeiro, RJ, Brazil
Templeton Research Poland SP.z.o.o	Rondo 1, 29th floor, Rondo ONZ 1, 00-124 Warsaw, Poland
Templeton China Research Limited	18 Floor, North Tower, Shanghai Stock Exchange Building 528 Pudong S. Road, Pudong District, Shanghai 200120, P.R. China
Templeton Asian Direct Investments Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Franklin Templeton International Services S.A.	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor 14-1, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan
Franklin Templeton Global Investors Limited/ Franklin Templeton Investment Management Limited	5 Morrison Street Edinburgh, Scotland EH3 8BH
Franklin Templeton Investment Management Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street Melbourne, Victoria 3000, Australia
Templeton Global Holdings Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Franklin Templeton Holding Limited	C/o Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Services Limited	The Sweepstakes Centre Block C, Ballsbridge, Dublin 4, Ireland
Closed Joint-Stock Company Templeton	16/2 Ulitsa Tverskaya Pushkin Plaza, 5th Floor, 103009 Moscow, Russia
Templeton Global Advisors Limited	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Templeton Asset Management (India) Private Limited Templeton Trustee Services (India) Private	Sakhar Bhavan, 1st Floor 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021

Limited	
Franklin Templeton International Services (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton Investment Management Limited	Transpolis Schiphol Airport Polarisavenue 83G, 2132 JH Hoofddorf, Holland
Templeton Asset Management (Labuan) Limited	Lot H, Level 7 Wisma Oceanic, Jalan OKK Awang Besar 87007 Federal Territory of Labuan, Malaysia
Franklin Templeton Investment Trust Management Co Ltd (Korea)	18th Floor, SKC Building 23-10 Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Templeton Capital Advisors Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Fiduciary Trust Company International	600 5th Avenue, 4th Floor New York, New York 10020
Fiduciary Tax Services, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue New York, New York 10020
Fiduciary International, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Financial Services Corp.	600 5th Avenue New York, New York 10020
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW Suite 330, Washington D.C. 20036
Fiduciary Trust International of Delaware	1220 North Market Street Wilmington, Delaware 19801
Fiduciary Trust International of California	One Franklin Parkway, Building 910, First Floor San Mateo, California 94403
Fiduciary Trust International of the South	San Mateo Office: International Place, 100 S.E. 2nd Street, Suite 2300 Miami, Florida 33131-1101
Fiduciary Trust International of the South	Los Angeles Office: 444 South Flower Street, 32nd Floor, Los Angeles, CA 90071
FTI- Banque Fiduciary Trust	Zurich Representative Office Bahnhofstrasse 22, PO Box, 8022 Zurich, Switzerland
FTI- Banque Fiduciary Trust	World Trade Center II, Route de Pre-Bois 29, Case Postale 156, 1215 Geneva 15, Switzerland
Fiduciary International Ireland Limited	Deloitte & Touche House 29 Earlsfort Terrace, Dublin 2, Ireland
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Fiduciary Trust International Investment Management, Inc.	Kanematsu Bldg., 5th Floor, 2-14-1, Kyobashi, Chuo-ku, Tokyo 104-0031
Franklin Templeton Institutional Asia Limited	Two Pacific Place, Suite 1903, 88 Queensway, Hong Kong
Fiduciary Trust International Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Alternative Strategies, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036

Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
MassMutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby-BBVA Latin American Investors, Ltd.	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Investments LDC	Georgetown, Cayman Islands
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA de Mexico, S. de R.L. de C.V.	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
Emerging Europe Beteiligungsverwaltung GMBH	Dr. Karl Lueger-Ring 10, 1010 Vienna, Austria
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Franklin Templeton Institutional, LLC	One Franklin Parkway, San Mateo, CA 94403-1906
Franklin Templeton AMC Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Pioneer ITI Mutual Fund Private Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Templeton Restructured Investments, LLC	500 E. Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091
TRFI Investments Limited	2-4 Arch Makarios III Avenue, Capital Centre 9th Floor, 1505 Nicosia, Cyprus

This is the annexure of 5 pages marked Annexure A signed by me and dated September 19 2008.

....
Lori A. Weber, Assistant Secretary

ANNEXURE B
DETAILS OF ENTITLEMENTS AND RELEVANT INTERESTS

1. Holder of Relevant Interest	2. Nature of Relevant Interest	3. Class & Number of Shares (Ords)	4. Date of Acquisition	5. Consideration in AUD$
Franklin Templeton Investments Corp	Acquisition	491,922	9/9/2008	521,536
	Acquisition	1,804,033	9/18/2008	1,623,449
Templeton Investment Counsel, LLC	Acquisition	351,328	9/18/2008	316,160

6. Registered Holder of Shares	7. Class and Number of Shares
CITIBANK MELBOURNE	376,232 ordinary shares
HSBC BANK AUSTRALIA SYDNEY	7,352,424 ordinary shares
JPMORGAN CHASE	25,482,207 ordinary Shares

8. Person entitled to be registered as holder	9. Class and Number of Shares (Ordinary Shares)
SEPARATE ACCOUNTS	
J Hancock Tr Intl Sm Cap	3,644,950
J Hancock Funds II – Intl Sm	3,707,474

MUTUAL FUNDS	
T Global Smaller Co Fund	8,553,484
T Global Smaller Co FD C$	12,358,756
FTIT T Smaller Cos Fund	1,550,697
Temp MPF – Asian Balance FD	280,462
FTIT T Fgn Small Co Fund	3,019,270
Temp MPF AP Equity Fund	95,770

NOTES

1. Nature of Relevant Interest:

- Except as provided below, the relevant interest of each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A was acquired by virtue of an associate of, or related body corporate each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A, acquiring a relevant interest in voting shares of the company.

- The nature of the relevant interest acquired by the bodies corporate referred to in item 1 of Annexure B in relation to the voting shares referred to in item 3 of Annexure B arose by virtue of those companies having the right to dispose of the shares in the company as a result of the Investment Management Agreements set out below:

  Investment Management Agreement between Templeton Investment Counsel, LLC and T Global Smaller Co Fund.

  Investment Management Agreement between Franklin Templeton Investments Corp. and T Global Smaller Co FD C$.

- Investment Management Agreement between Franklin Templeton Investments Corp and FTIF T Smaller Cos Fund.

  Investment Management Agreement between Franklin Advisers, Inc. and Temp MPF – Asian Balance FD.

  Investment Management Agreement between Templeton Investment Counsel, LLC and FTIT T Fgn Small Co. Fund.

  Investment Management Agreement between Franklin Templeton Investments (Asia) Limited and Temp MPF AP Equity Fund.

  Investment Management Agreement between Franklin Templeton Investments Corp. and J Hancock Tr Int Sm Cap.

  Investment Management Agreement between Franklin Templeton Investments Corp. and J Hancock Funds II – Intl Sm.

- Particulars of any relevant agreement or other circumstances by which the relevant interest was acquired: the interests were acquired in the ordinary course of business on the stock market of a stock exchange in accordance with the rules of the stock exchange and containing no terms or conditions other than the standard terms or conditions.

- Particulars of any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the shares to which the relevant interests relates: not applicable.

2. **Consideration**

   Details of any and all benefits other than money, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition: not applicable.

This is the annexure of 2 pages marked Annexure B referred to in the Form 603 - Initial Substantial Shareholder Notice signed by me and dated September 19, 2008

....

Lori A. Weber, Assistant Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	22-Sep-2008
Time	14:17:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director`s Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Limited**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Cahill
Date of appointment	15 September 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
20,000 fully paid ordinary shares are held by Mr Cahill in his capacity as the trustee of the J&M Cahill Family Trust

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END